UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                              DANIEL GREEN COMPANY
                                (Name of Issuer)

                          Common Stock, $2.50 Par Value
                           (Title of Class Securities)

                                    392775102
                                 (CUSIP Number)

                           James R. Riedman, Chairman
                Retirement Committee of the Daniel Green Company
                       Retirement Savings Partnership Plan
                      1080 Pittsford Victor Road, Suite 301
                            Pittsford, New York 14534
                                 (716) 586-7833
                  (Name, Address and Telephone Number of Person
                Authorized to receive Notices and Communications)

                                  June 1, 2001
             (Date of Event which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

                  [ X ]    Rule 13d-1(b)
                  [   ]    Rule 13d-1(c)
                  [   ]    Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 392775102              Schedule 13G                  Page 2 of 5 Pages

--------------------------------------------------------------------------------
(1)      Name of Reporting Persons/ IRS Identification Nos. of Above
         Persons (Entities Only)

         Retirement Committee of the Daniel Green Company Retirement Savings Partnership Plan
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member of a Group
         (See Instructions)

                           (a)  /  /
                           (b)  /X/
--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Citizenship or Place of Organization


--------------------------------------------------------------------------------

         Number of Shares           5.       Sole Voting Power        527,131
                                                              ------------------

         Beneficially Owned         6.       Shared Voting Power            0
                                                              ------------------

         By Each Reporting          7.       Sole Dispositive Power   527,131
                                                              ------------------

         Person With                8.       Shared Dispositive Power       0
                                                              ------------------


--------------------------------------------------------------------------------
(9)      Aggregate Amount Beneficially Owned by Each Reporting Person

         527,131
--------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)
--------------------------------------------------------------------------------
(11)     Percent of Class Represented by Amount in Row (9)
         (See Instructions)

         25.9%
--------------------------------------------------------------------------------
(12)     Type of Reporting Person (See Instructions)

         EP
--------------------------------------------------------------------------------

CUSIP No. 392775102              Schedule 13G                  Page 3 of 5 Pages


Item 1(a)         Name of Issuer:

                  Daniel Green Company
                  --------------------------------------------------------------

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  450 Main Street, Old Town, Maine 04468
                  --------------------------------------------------------------

Item 2(a)         Name of Person Filing:

                  Retirement Committee of the Daniel Green Company Retirement
                    Savings
                  --------------------------------------------------------------
                  Partnership Plan (the "Plan") [consisting of the Issuer's
                    Board of Directors]
                  --------------------------------------------------------------

Item 2(b)         Address of Principal Business officer or, if None, Residence:

                  450 Main Street, Old Town, Maine 04468
                  --------------------------------------------------------------

Item 2(c)         Citizenship:

                  --------------------------------------------------------------

Item 2(d)         Title of Class of Securities

                  Common Stock, par value $2.50 per share
                  --------------------------------------------------------------

Item 2(e)         CUSIP Number:

                  392775102
                  --------------------------------------------------------------

Item 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  (a)  [ ]  Broker or dealer registered under Section 15 of the
                            Exchange Act.
                  (b)  [ ]  Bank as defined in Section 3(a)(6) of the Exchange
                            Act.
                  (c)  [ ]  Insurance company as defined in Section 3(a)(19) of the Exchange Act.
                  (d)  [ ]  Investment company registered under Section 8 of the
                            Investment Company Act.
                  (e)  [ ]  An investment adviser in accordance with
                            Rule 13d-1(b)(1)(ii)(E).
                  (f)  [X]  An employee benefit plan or endowment fund in
                            accordance with Rule 13d-1(b)(1)(ii)(F).
                  (g)  [ ]  A parent holding company or control person in
                            accordance with Rule 13d-I(b)(1)(ii)(G).
                  (h)  [ ]  A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
                  (i)  [ ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
                  (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 392775102              Schedule 13G                  Page 4 of 5 Pages


Item 4. Ownership.

         (a)      Amount beneficially owned:         527,131
                                            ---------------------------

         (b)      Percent of class:                  25.9%
                                            ---------------------------

         (c)      Number of shares to which the person has:

                  (i)      Sole power to vote or direct the vote:                       527,131
                                                                                        --------
                  (ii)     Shared power to vote or direct the vote:                     0
                                                                                        --------
                  (iii)    Sole power to dispose or to direct the disposition of:       527,131
                                                                                        --------
                  (iv)     Shared power to dispose or to direct the disposition of:     0
                                                                                        --------

Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     Exeter Trust Company (the "Trustee") holds the shares as non-discretionary trustee of the Plan. As respects the voting of the shares held by the Trustee, the Retirement Committee directs the voting of both allocated and unallocated shares in the Plan.

     The Retirement Committee may dispose of the shares in the Plan only in accordance with the terms of the Plan and its fiduciary obligations under ERISA.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or
        Control Person.

         Not Applicable

Item 8. Identification and Classification of Members of the Group.

         Not Applicable

Item 9. Notice of Dissolution of Group.

         Not Applicable

Item 10. Certifications.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 392775102              Schedule 13G                  Page 5 of 5 Pages


                                    Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  June 27, 2001

                                            RETIREMENT COMMITTEE OF THE DANIEL
                                            GREEN COMPANY RETIREMENT SAVINGS
                                            PARTNERSHIP PLAN

                                            By:      /s/ James R. Riedman
                                                     ---------------------------
                                            Name:    James R. Riedman
                                            Title:   Chairman